                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           CVD FINANCIAL CORPORATION
                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
                        (Title and Class of Securities)

                                  126 60E 105
                                 (CUSIP Number)

  H.S. Sangra, Suite 1900, 700 West Georgia Street, Vancouver, B.C.  V7Y 1G5
                                    Canada

                            Telephone (604) 662 8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 7, 1996
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [  ].

         Check the following box if a fee is being paid with this statement
[ X ].

CUSIP No.    126 60E 105

1)       Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
         Persons

         ARBATAX INTERNATIONAL INC.

2)       Check the Appropriate Row if a Member of a Group

         (a)
         (b)     [ X ]

3)       SEC Use Only

4)       Source of Funds   WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)       Citizenship or Place of Organization    CANADA

         Number of                (7)  Sole Voting Power                0
         Shares Bene-
         ficially                 (8)  Shared Voting Power        940,900
         Owned by
         Each Reporting           (9)  Sole Dispositive Power           0
         Person
         With                     (10) Shared Dispositive Power   940,900

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         940,900

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)      Percent of Class Represented by Amount in Row (11)   34.6%

14)      Type of Reporting Person   CO
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CUSIP No.    126 60E 105

1)       Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
         Persons

         BALLINGER CORPORATION

2)       Check the Appropriate Row if a Member of a Group

         (a)
         (b)     [ X ]

3)       SEC Use Only

4)       Source of Funds   WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)       Citizenship or Place of Organization   ALBERTA, CANADA

         Number of                (7)  Sole Voting Power                0
         Shares Bene-
         ficially                 (8)  Shared Voting Power        940,900
         Owned by
         Each Reporting           (9)  Sole Dispositive Power           0
         Person
         With                     (10) Shared Dispositive Power   940,900

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         940,900

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)      Percent of Class Represented by Amount in Row (11)       34.6%

14)      Type of Reporting Person   CO

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of CVD Financial Corporation ("CVD"), a Delaware corporation, having a principal executive office at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed on behalf of Arbatax International Inc. ("Arbatax") and its wholly-owned subsidiary, Ballinger Corporation ("Ballinger"). Arbatax is a corporation organized under the laws of Canada, operates in the financial services and resource segments, and has a principal business and office address at Brandschenke Strasse 64, 8002, Zurich, Switzerland. Ballinger is a corporation organized under the laws of the Province of Alberta, Canada, engages in the business of being a holding company, and has a principal business and office address c/o Suite 1900, 700 West Georgia Street, Vancouver, B.C., V7Y 1G5, Canada.

The following table lists the name, citizenship, principal business address and principal occupation of the executive officers and directors of Arbatax and Ballinger. Michael J. Smith is a director and officer of Arbatax and is the sole director and officer of Ballinger.

           NAME               PRINCIPAL BUSINESS ADDRESS      PRINCIPAL OCCUPATION          CITIZENSHIP
           ----               --------------------------      --------------------          -----------
 Michael J. Smith          Suite 1250, 400 Burrard Street,   Director, President              Canadian
                           Vancouver, B.C., V6C 3A6,         and Chief Executive
                           Canada                            Officer of Arbatax;
                                                             Director, President and
                                                             Chief Executive of CVD;
                                                             Director of Ballinger;
                                                             Executive Vice-
                                                             President, Chief
                                                             Financial Officer,
                                                             Secretary and Trustee
                                                             of Mercer
                                                             International Inc.

 Jimmy S.H. Lee            Brandschenke Strasse 64, 8002     Director and Chairman            Canadian
                           Zurich, Switzerland               of the Board of
                                                             Arbatax; Chairman,
                                                             President and Trustee
                                                             of Mercer
                                                             International Inc.

 Roy Zanatta               Suite 1250, 400 Burrard Street,   Secretary and Vice-President     Canadian
                           Vancouver, B.C., V6C 3A6,         of CVD; Secretary of
                           Canada                            Arbatax

 Key-Choun Yang            5, Dangju-dong, Chongno-gu,       Director of Arbatax;              Korean
                           Seoul, Korea                      Senior Advisor, Daewoo
                                                             Securities Co. Ltd.;
                                                             Senior Advisor,
                                                             Dongsea Securities Co.
                                                             Ltd.

 Julius Mallin             256 Jarvis Street, Apt. 8D,       Director of Arbatax;             Canadian
                           Toronto, Ontario, M5B 2J4,        Retired Businessman
                           Canada

 Oq-Hyun Chin              3,4 Floor, Kyung Am Bldg.,        Director of Arbatax;              Korean
                           831028 Yeoksam-Dong, Kangnam-     Business Advisor, The
                           Ku, Seoul, Korea                  Art Group Architects &
                                                             Engineers Ltd.


During the last five years, neither Arbatax, Ballinger or any of the above mentioned executive officers and/or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Both Arbatax and Ballinger have executed a joint filing agreement consenting to the joint filing of this Schedule 13D. Such agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Arbatax has paid $2,630,000 (U.S.) for the sole share in the capital of Ballinger. The purchase price was paid out of Arbatax's cash reserves.

ITEM 4.  PURPOSE OF TRANSACTION.

Arbatax has acquired the share of Ballinger and, indirectly, the shares of CVD for investment purposes. At this time, it has no intention of acquiring additional shares in the common stock of CVD, although it reserves the right to make additional purchases on the open market and in private transactions. Arbatax also reserves the right to acquire shares in the preferred stock of CVD from CVD'S treasury, and otherwise, although it has no arrangement to do so at this time. Arbatax has no present intention, arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

On June 7, 1996, Arbatax entered into an agreement to purchase the sole share of Ballinger for an aggregate purchase price of $2,630,000 (U.S.), and, as a result, became the indirect beneficial owner of 940,900 shares in the common stock of CVD, which are owned by Ballinger and represent 34.6% of CVD'S outstanding shares. Arbatax and Ballinger have the power to direct the vote and disposition of such shares.
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Number                        Description
     --------------                        -----------
            1                          Joint Filing Agreement

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   June 13, 1996
                                         (Date)

                                   ARBATAX INTERNATIONAL INC.

                                   By:   /s/ MICHAEL J. SMITH
                                         -----------------------------------
                                         (Signature)

                                   Michael J. Smith, President
                                         (Name and Title)

                                   June 13, 1996
                                         (Date)

                                   BALLINGER CORPORATION

                                   By:   /s/ MICHAEL J. SMITH
                                         -----------------------------------
                                         (Signature)

                                   Michael J. Smith, President
                                         (Name and Title)

                                 EXHIBIT INDEX

     Exhibit Number                        Description
     --------------                        -----------
            1                          Joint Filing Agreement